EXHIBIT 99.14

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the three and nine-month periods ended September 30, 2011 compared with the three and nine-month periods ended September 30, 2010. Together with the condensed interim consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the period. The Company’s functional and reporting currency is the United States dollar. This MD&A is current to November 1, 2011 and should be read in conjunction with the Company’s Annual Information Form and other corporate filings available at www.sedar.com (“SEDAR”). Management is responsible for the condensed interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The Audit Committee reviews the condensed interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Notes 2 and 3 of the March 31, 2011 condensed interim consolidated financial statements for disclosure of the Company’s significant accounting policies.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”). As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Q3 2011 RESULTS

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI). The Company owns and operates the Mulatos mine (“Mulatos” or the “Mine”) within the Salamandra group of concessions located in the state of Sonora in northwest Mexico. In addition, the Company owns the Ağı Dağı and Kirazlı advanced-stage gold development projects, located in the Biga Peninsula of northwestern Turkey.

Mexico

The Salamandra group of concessions comprises 30,536 hectares, and contains the producing Mine as well as several advanced and grassroots exploration projects. The Mine achieved commercial production in 2006 and produces gold in dore form for shipment to a refinery. Exploration potential includes both mineralized extensions and satellite deposits in close proximity to existing mining operations. Proven and probable reserves as at December 31, 2010 were 58.5 million tonnes grading 1.27 grams of gold per tonne of ore (“g/t Au”) for approximately 2.4 million contained ounces of gold, providing a mine life of approximately 9 years at current production levels.

Turkey

In early 2010, the Company acquired the 7,657 hectare Ağı Dağı and Kirazlı gold development projects, which contain established mineral resources and several highly prospective exploration targets. In March 2010, the Company published a preliminary economic assessment technical report (the “Scoping Study”) evaluating the economic potential of developing Ağı Dağı and Kirazlı into gold mines. The findings of the Scoping Study were positive and the Company is advancing the projects to the preliminary feasibility stage. In addition, the Company owns the Çamyurt exploration project located approximately three kilometres southeast of Ağı Dağı. As a result of exploration work completed in 2011, the Company believes that Çamyurt has the potential to develop into a stand-alone gold development project.

Measured and indicated mineral resources at Ağı Dağı and Kirazlı (reported at a 0.2 g/t Au cut-off) at March 31, 2011 total 93.4 million tonnes grading 0.65 g/t Au and 5.13 g/t silver (“Ag”) for approximately 2 million ounces of gold and 15.4 million ounces of silver. Inferred mineral resources total 26.4 million tonnes grading 0.54 g/t Au and 4.03 g/t Ag, for approximately 0.5 million ounces of gold and 3.4 million ounces of silver.

Third Quarter 2011 Highlights

In the third quarter of 2011, the Company:

•	Produced 33,000 ounces of gold, including 17,300 ounces in the month of September.

•	Sold 28,790 ounces of gold for $47.2 million, generating operating revenues of $45 million and pre-production revenues from the Escondida zone of $2.2 million.

•

Reported cash operating costs of $382 per ounce of gold sold (total cash costs inclusive of royalties were $459 per ounce of gold sold), in-line with annual guidance for cash operating costs of $365-$390 per ounce.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

•

Generated cash from operating activities before changes in non-cash working capital of $20.7 million ($0.18 per basic share) compared to $16.4 million ($0.14 per basic share) in the third quarter of 2010.

•

Recognized earnings before income taxes of $19.7 million and earnings of $5.4 million ($0.05 per basic share). Earnings were impacted by a 72% effective tax rate resulting from a $7 million ($0.06 per basic share) non-cash deferred tax charge associated with the weakening of the Mexican peso in the quarter.

•	Reported a 19% increase in measured and indicated resources at Ağı Dağı and Kirazlı compared to the 2010 year-end reserve and resource statement.

•	Announced a 40% increase in the Company’s semi-annual dividend to $0.07 per share, from $0.05 per share.

•	Appointed Kenneth Stowe to the Company’s Board of Directors.

Subsequent to quarter-end, the Company:

•

Achieved record monthly crusher throughput of 500,000 tonnes (average 16,100 tonnes per day) and produced 15,000 ounces of gold in the month of October, bringing total year-to-date production to 121,500 ounces.

•	Announced the appointment of Han Ilhan to the role of Vice President of Projects, with primary responsibility for overseeing permitting and development of the Company’s Turkish assets.

•

Hervé Thiboutôt, the Company’s Vice President of Exploration, provided notice that he will resign effective November 13, 2011. The Company’s Vice President of Corporate Development, Charles Tarnocai will work with Hervé to transition responsibilities and will assume the duties of the Vice President of Exploration on an interim basis.

Results of Operations

Gold production of 33,000 ounces in the third quarter of 2011 increased 9% compared to gold production of 30,200 ounces in the third quarter of 2010. The table below outlines key production indicators in the third quarters and year-to-date in 2011 and 2010:

Production summary	Q3 2011	Q3 2010	YTD 2011	YTD 2010

Ounces produced (1)	33,000	30,200	106,500	110,200

Ore crushed (tonnes)	1,255,000	1,112,000	3,697,000	3,504,000
Grade (g/t Au)	1.35	1.63	1.29	1.68
	54,500	58,400	153,300	189,100
Contained ounces stacked

Ratio of ounces produced to contained ounces stacked	61%	52%	70%	58%
Ore mined (tonnes)	1,360,000	1,120,000	3,853,000	3,518,000
Waste mined (tonnes)	1,385,000	1,090,000	2,875,000	2,950,000
Total mined (tonnes)	2,745,000	2,210,000	6,728,000	6,468,000

Waste-to-ore ratio	1.02	0.97	0.75	0.84

Ore crushed per day (tonnes)	13,500	12,100	13,500	12,800

(1)

Reported gold production for Q3 2010 and YTD 2010 has been adjusted to reflect final refinery settlement. Reported gold production for Q3 2011 and YTD 2011 is subject to final refinery settlement and may be adjusted.

Q3 2011 RESULTS

Higher gold production in the third quarter of 2011 relative to the same period in 2010 was attributable to a 17% increase in the ratio of ounces produced to contained ounces stacked (“recovery ratio1”), and a 13% increase in crusher throughput, offset by a 17% decrease in the grade of ore stacked on the leach pad.

The recovery ratio in the third quarter of 2011 was 61%, a 17% increase over the comparable period of 2010, but below the Company’s budgeted recovery ratio of 70%. On a year-to-date basis, the recovery ratio of 70% is at the budgeted level. The lower than budgeted recovery ratio in the third quarter was attributable to low concentrations of cyanide in solution as a result of a reduction in cyanide shipments from our primary supplier. Normal cyanide shipments resumed in the third quarter and cyanide concentration levels in the leach pad were increased, contributing to production of 17,300 ounces in the month of September.

Crusher throughput in the third quarter averaged 13,500 tonnes of ore per day (“tpd”), 12% higher than 12,100 tpd in the same period of last year. Crusher throughput increased sharply in the last half of September, averaging 16,000 tonnes per day. Higher crusher throughput has resulted from generally improved operating and maintenance practices and has been achieved without sacrificing size quality. The size of crushed ore stacked on the leach pad was 86% passing 3/8th’s of an inch in the third quarter of 2011.

The grade of ore crushed in the third quarter of 2011 of 1.35 g/t Au was higher than the budgeted grade of 1.24 g/t Au, but below the grade in the third quarter of 2010 of 1.63 g/t Au. Applying higher gold price assumptions to the mine model has resulted in material previously classified as waste becoming economic to mine and therefore classified as low grade ore. This has the effect of lowering the average grade mined. On a year-to-date basis, the grade of ore crushed is 1.29 g/t Au, slightly above the Company’s budgeted grade for 2011. The reconciliation of mined blocks to the block model for the nine months ended September 30, 2011 was +7.1%, +5.8% and 13.3% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the project-to-date reconciliation is +0.6%, +7.5%, +8.1% for tonnes, grade and ounces, respectively. Positive reconciliation variances indicate that the Company is mining more gold than what was indicated in the reserve model.

[1]	“recovery ratio” is defined as the ratio of gold ounces produced divided by the number of contained ounces stacked over a specific period.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The following table compares costs per tonne for the three and nine-month periods ended September 30, 2011 and 2010:

Costs per tonne summary	Q3 2011	Q3 2010	YTD 2011	YTD 2010
Mining cost per tonne of material (ore and waste)	$1.83	$1.89	$1.97	$1.97

Waste-to-ore ratio	1.02	0.97	0.75	0.84

Mining cost per tonne of ore	$3.70	$3.74	$3.45	$3.63
Crushing/conveying cost per tonne of ore	$2.56	$2.26	$2.50	$2.11
Processing cost per tonne of ore	$3.36	$3.61	$2.85	$2.75
Mine administration cost per tonne of ore	$1.85	$2.05	$1.97	$1.98

Total cost per tonne of ore	$11.47	$11.66	$10.77	$10.47

Total cost per tonne of ore in the third quarter of 2011 of $11.47 decreased 2% compared to the third quarter of 2010. The lower cost per tonne of ore in the third quarter of 2011 compared to the same period of 2010 is primarily attributable to higher by-product credits resulting from the sale of silver at substantially higher prices. Lower costs resulting from higher by-product credits were partially offset by increased power costs associated with the crushing circuit and the strengthening in the average value of the Mexican peso compared to the United States dollar. On a year-to-date basis, total cost per tonne of ore has increased 3% in 2011, primarily attributable to higher input costs and the relative strength of the Mexican peso in 2011 compared to in 2010.

Mining cost per tonne of material was $1.83 in the third quarter of 2011, consistent with $1.89 in the third quarter of 2010. Higher loading and mine maintenance costs have been offset on a per-tonne basis by a 24% increase in the number of total tonnes mined. On a year-to-date basis, mining cost per tonne of material of $1.97 was the same as in the comparative period of 2010. Mining cost per tonne of ore of $3.70 and $3.45 in the third quarter and for the nine months ended September 30, 2011 respectively, were below comparable period levels as higher tonnes of ore mined have offset increases in key input costs such as diesel and maintenance.

Crushing and conveying cost per tonne of ore of $2.56 was 13% higher in the third quarter of 2011 than in the same period of 2010. On a year-to-date basis, crushing and conveying cost per tonne of $2.50 is 18% higher than in the nine-month period ended September 30, 2010. In early 2010, the Company commissioned the closed circuit to improve the size consistency of stacked ore, and in October 2010, the Company added a scalping screen plant to the crushing circuit to improve throughput. Incremental power and maintenance costs associated with these enhancements to the crushing circuit are the primary reasons for higher crushing and conveying costs.

Processing costs per tonne of ore in the third quarter of 2011 were $3.36 compared to $3.61 in the third quarter of 2010. Lower processing costs in the third quarter of 2011 resulted from higher by-product credits arising from the sale of silver in higher quantities and at higher

Q3 2011 RESULTS

realized prices than in the third quarter of 2010. On a year-to-date basis in 2011, processing costs have increased relative to 2010 due to higher reagent consumption and to higher input prices for key consumables. For the remainder of 2011, the Company expects cyanide costs to increase as it sources supplies from alternate higher cost suppliers.

Mine administration costs per tonne of ore are consistent with budget and prior period levels. Increased overall spending associated with headcount additions, camp and security contractors and road maintenance have been offset on a per-tonne basis by the increase in tonnes mined and stacked.

Cash operating costs of $382 per ounce of gold sold in the third quarter of 2011 were 22% higher than $312 reported for the third quarter of 2010, primarily as a result of lower grades. Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory. A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation	Q3 2011	Q3 2010

Total cost per tonne of ore	$11.47	$11.66
Ore crushed (tonnes)	1,255,000	1,112,000
Total cost	$14,395,000	$12,966,000
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	($3,921,000)	($4,234,000)
Mining and processing costs allocated to ounces sold as reported on income statement	$10,474,000	$8,732,000
Ounces sold	27,450(1)	28,000
Cash operating cost per ounce sold	$382	$312

(1)	Total ounces sold in the third quarter of 2011 were 28,790, of which 1,340 ounces were estimated to have been derived from ore processed in developing the Escondida zone and have been accounted for as pre- production ounces with the associated revenues and operating costs offset against capitalized development costs.

In the third quarter of 2011, the Company increased the number of ounces on the leach pad inventory as the number of ounces produced was lower than the number of recoverable ounces stacked on the leach pad due to cyanide supply shortages. Leach pad inventory, which incorporates both cash operating costs and amortization, has increased to $13.1 million at September 30, 2011 from $10.5 million at December 31, 2010, reflecting an increase in ounces on the pad in addition to higher cash operating costs and amortization per ounce.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Investments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the period ended September 30, 2011 is presented below:

	Q3 2011	YTD 2011
	($000)	($000)

Operating capital – Mexico
Water Treatment Plant	2,125	4,619
Component changes	924	1,536
Crushing system	497	497
Leach pad – interlift liners	245	1,522
Pumping system	308	1,083
Other	695	2,162
	4,794	11,419
Development – Mexico
Escondida development	7,127	21,124
Pre-production operating cash flow	(1,576)	(1,576)
Escondida mill construction	327	361
Mulatos relocation	96	448
Capitalized exploration	1,314	2,316
	7,288	22,673
Development – Turkey
Development and capitalized exploration	3,046	6,916
Equipment	74	225
	3,120	7,141
Head office – Toronto
Lease improvements and furniture	-	311
	-	311

Cash invested in mineral property, plant and equipment and exploration and evaluation assets	15,202	41,544

Operating Capital – Mexico

Capital spending in Mexico in the third quarter of 2011 was focused on completing construction of the water treatment plant. Other significant investments in the third quarter included $0.9 million for component changes and $0.5 million towards replacement of a tertiary crusher.

Development – Mexico

Development activities in Mexico continue to focus on developing the Escondida zone of the Mulatos pit and constructing a gravity plant to process high-grade ore from the Escondida zone and potentially from San Carlos and other deposits at Mulatos. Development and construction activities remain on schedule, with planned production in the first quarter of 2012.

Q3 2011 RESULTS

The Company invested $7.1 million in development activities at Escondida in the third quarter. Throughout July and August, in developing the Escondida zone, the Company encountered ore-grade material that was classified as waste in the development plan. This low grade Escondida ore averaged 1 g/t Au and was stacked on the heap leach pads for processing. The Company estimates that it sold approximately 1,340 ounces of gold from the Escondida zone in the third quarter for revenues of $2.2 million and net operating cash flow of $1.6 million. This operating cash flow is considered to have been generated in the pre-production phase and is incidental to overall planned cash flows from the Escondida zone. Accordingly, the operating cash flows of $1.6 million are offset against capitalized Escondida development costs. The sale of additional ounces of gold from the Escondida zone will continue to be offset against capitalized costs until such time as the gravity plant is operating.

As at September 30, 2011, the mining contractor had removed approximately 24.7 million tonnes of overburden since the project commenced, or approximately 72% of the total required development. The Company expects development of Escondida to be complete in the first quarter of 2012.

During the third quarter of 2011, the gravity plant was assembled and tested at the vendors’ facilities in Australia. The gravity plant is expected to arrive on site in early November and will be assembled and constructed shortly thereafter. The total cost of construction is estimated at approximately $20 million, of which $0.3 million was capitalized in the third quarter and $13.7 million had been paid and classified as advances as at September 30, 2011. Amounts accounted for as advances will be capitalized to construction-in-progress in the fourth quarter.

Gold production for 2012 is expected to increase relative to 2011 levels, with planned incremental production of at least 67,000 ounces per annum from the Escondida zone in addition to normal production from the Estrella portion of the Mulatos pit. Metallurgical testing conducted in 2011 has demonstrated that high-grade ore at San Carlos is amenable to gravity processing, potentially doubling the amount of feed available for the gravity plant. As a result, the Company anticipates that it will be able to extend the processing life of the gravity plant beyond the current three year reserve life of Escondida. Further optimization and metallurgical studies are underway in order to continue to increase the amount of high grade ore that can be processed through the gravity plant.

Development – Turkey

On January 6, 2010, the Company acquired the Ağı Dağı and Kirazlı advanced-stage gold projects located on the Biga Peninsula of northwestern Turkey. Ağı Dağı is located approximately 50 kilometres southeast of Çanakkale and Kirazlı is located approximately 25 kilometres northwest of Ağı Dağı. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

Shortly after acquiring Ağı Dağı and Kirazlı, the Company released a Scoping Study in March 2010. The Scoping Study outlined measured and indicated resources of 0.9 million ounces of gold, and inferred resources of 0.4 million ounces of gold. These results supported the decision to advance the project to the preliminary feasibility stage given the robust economics of the projects, including average production of 135,000 ounces per annum over a minimum 8-year mine life. Following this decision, the Company released its year-end resource and reserve statement, showing an increase in indicated resources to 1.65 million ounces of gold, and inferred resources of 0.4 million ounces of gold.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Exploration results at Ağı Dağı and Kirazlı continue to demonstrate the potential of these projects. In the third quarter, the Company released an updated resource estimate. Measured and indicated in-pit resources (oxide only) increased 19% to 1.96 million ounces, while inferred resources increased 10% to 0.5 million ounces.

Due to the significant increase in measured and indicated resources, the Company has resized the scale and scope of the projects, requiring additional geotechnical drilling which extended the completion deadline of the preliminary feasibility study. As a result, the preliminary feasibility study which was expected to be completed in the fourth quarter of 2011 has been deferred until the second quarter of 2012. This will provide the Company with the opportunity to incorporate expansion scenarios into the preliminary feasibility study in order to optimize engineering and design to incorporate the additional resource ounces. The Company expects that increased throughput and processing rates could result in higher annual production rates than initially reported in the Scoping Study of 135,000 ounces per annum.

The Company has completed draft Environmental Impact Assessment (“EIA”) application files for both the Ağı Dağı and Kirazlı projects, and is nearing completion of a draft EIA application file for Çamyurt. The Ağı Dağı EIA application file was submitted to the Turkish government in August 2011, and a response from the relevant Turkish ministries indicating the additional terms of reference that need to be incorporated into the final EIA have been received. The Company has up to one year from the date of receiving the terms of reference to file the final EIA. Once the final EIA is approved, permitting activities can commence.

Based on the scheduling changes pertaining to completing the draft EIA application files and the completion of the preliminary feasibility study, the Company now expects to submit the final EIA for Ağı Dağı in the second quarter of 2012. A response from the Turkish government is required within approximately one month of that filing, in the third quarter of 2012. The Company anticipates that the permitting and construction process will take up to eighteen months once the final EIA is approved.

The EIA application file for the Kirazlı project is in draft form and is expected to be filed in the fourth quarter of 2011. In addition, the Company is in the process of completing the draft EIA application file for its Çamyurt project.

In the third quarter of 2011, total expenditures in Turkey were $4.1 million, of which $3.2 million was capitalized. Investments in the second quarter were focused on exploration, engineering and permitting work to support the preliminary feasibility study. The Company had six drill rigs operating in the third quarter, focused on condemnation, geotechnical and exploration drilling at a cost of $2.2 million. In addition, consultant and metallurgical testing costs related to the pre-feasibility study totalled $1.5 million, while capital purchases, salaries and other costs comprised $0.4 million.

Q3 2011 RESULTS

Exploration Summary

Total exploration expenditures in the third quarter of 2011 were $4.9 million. In Mexico, total exploration spending in the third quarter was $2.7 million, of which $1.3 million related primarily to El Carricito was expensed, while $1.4 million of drilling costs at El Victor were capitalized. Total exploration spending in Turkey was $2.2 million, of which $0.8 million primarily related to drilling at Çamyurt was expensed, while $1.5 million related to work at Ağı Dağı was capitalized.

Exploration – Mexico

Exploration drilling in the Mulatos district during the third quarter was focused on the El Victor North area with all four available drill rigs active during the quarter. The El Victor North area was not drilled during the definition drilling of the El Victor reserve due to a surface access conflict. The El Victor North area contains silica alteration identical to the El Victor deposit and is believed to be the untested northern extension of mineralization optimizing as a reserve in the proposed El Victor pit. As a result, El Victor North has been identified as an area with the potential to expand reserves in an area previously classified as waste. All holes drilled to-date have encountered significant intervals of favourable silicic or advanced argillic alteration, and should extend the El Victor pit north and west of the present pit limits.

A total of 10,000 metres in 82 holes were drilled in the El Victor area in the third quarter. Drill results are encouraging and the results received to-date have confirmed the continuity and extension of the El Victor mineralized body with results typical of those reported in the past. New intercepts from recent drilling include:

•	1.29 g/t Au over 68.0 metres (11EV058)

•	1.12 g/t Au over 50.8 meters (11EV079)

•	4.05 g/t over 15.3 metres (11EV079)

•	1.68 g/t Au over 33.5 metres (11EV083)

An updated reserve and resource estimate at El Victor will be completed as part of the year-end global reserve and resource statement to be published in the first quarter of 2012.

Exploration – Turkey

To-date in 2011, the Company has completed over 22,400 m of drilling in Turkey, operating with up to six core drill rigs. Since the Company acquired its Turkish projects, a total of 45,000 m of drilling has been completed. The drilling in 2011 has been focused on in-fill and extension drilling of known zones of mineralization at Ağı Dağı, Kirazlı, and Çamyurt. The Company provided an updated mineral resource estimate for the Ağı Dağı and Kirazlı deposits during the third quarter of 2011 which demonstrated significant growth in measured and indicated resources to 1.96 million ounces of gold and 15.4 million ounces of silver in oxides.

Çamyurt

The Çamyurt project is located approximately three kilometres (“km”) southeast of the Company’s development-stage Ağı Dağı project. To-date in 2011, the Company has drilled 7,300 m of a planned 10,000 m drill program. In the third quarter of 2011, the Company continued to report encouraging drill results from Çamyurt which validate its potential to develop into a stand-alone mining project. Notable assay results include:

•	0.82 g/t Au over 152.4 metres (11-CYD-024)

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

•	3.17 g/t Au over 36.5 metres (11-CYD-028)

•	1.25 g/t Au over 140.5 metres (11-CYD-032)

•	1.76 g/t Au over 89.6 metres (11-CYD-035)

•	1.62 g/t Au over 151.2 metres (11-CYD-039) (including minor waste intervals)

Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,100 m along strike with additional potential to extend mineralization to the northeast. The steeply dipping oxidized body starts at surface, has been vertically defined to a minimum of 150 metres, remains open at depth, and can reach up to 150 metres in thickness. Definition drilling will continue in the fourth quarter and an initial resource estimate at Çamyurt is planned to be included as part of the Company’s year-end global reserve and resource statement in the first quarter of 2012.

Resignation of Vice President of Exploration

In October 2011, the Company’s Vice President of Exploration, Hervé Thiboutôt, submitted his resignation notice effective November 13, 2011. The Company’s Vice President of Corporate Development, Charles Tarnocai, will work with Hervé to transition responsibilities and will assume the duties of Vice President of Exploration on an interim basis.

Financial Highlights

A summary of the Company’s financial results for the three and nine-month periods ended September 30, 2011 and 2010 is presented below:

	Q3 2011	Q3 2010	YTD 2011	YTD 2010

Cash provided by operating activities before changes in non-cash working capital (000)(1)	$20,672	$16,357	$75,425	$59,824
Changes in non-cash working capital (000)	($8,546)	($5,136)	($6,166)	($4,178)
Cash provided by operating activities (000)	$12,126	$11,221	$69,259	$55,646

Earnings before income taxes (000)	$19,746	$24,392	$68,797	$63,198
Earnings (000)	$5,436	$20,478	$38,787	$45,476
Earnings per share
- basic	$0.05	$0.18	$0.33	$0.40
- diluted	$0.05	$0.17	$0.33	$0.39

Comprehensive income (000)	$8,249	$21,547	$38,630	$46,545
Weighted average number of common shares outstanding
- basic	117,792,000	115,819,000	117,060,000	114,874,000
- diluted	119,344,000	117,328,000	118,437,000	116,594,000

Assets (000) (2)			$577,316	$506,436

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.

(2)	Assets are shown as at September 30, 2011 and December 31, 2010.

Q3 2011 RESULTS

The Company reported strong financial results in the third quarter of 2011, generating cash from operating activities before changes in non-cash working capital of $20.7 million ($0.18 per basic share), a 26% increase from $16.4 million ($0.14 per basic share) in the third quarter of 2010. After changes in non-cash working capital, the Company generated $12.1 million ($0.10 per basic share) in the third quarter of 2011, 8% higher than $11.2 million ($0.09 per basic share) generated in the same period of 2010.

Earnings before income taxes in the third quarter of 2011 were $19.7 million or $0.17 per share. Earnings of $5.4 million ($0.05 per share) are net of a $7 million ($0.06 per share) non-cash deferred tax charge associated with the change in foreign exchange rates in Mexico and Turkey during the quarter. The decrease in earnings in the third quarter of 2011 relative to the same period of 2010 is attributable to the $0.06 per share non-cash deferred tax charge in addition to a $0.11 per share non-recurring gain associated with completion of a settlement agreement with Primero Mining Corporation in the third quarter of 2010. For the nine months ended September 30, 2011, earnings of $38.8 million were 15% lower than in the comparable period of 2010 as a result of higher deferred tax expense in 2011 and the $0.11 per share non-recurring gain in the third quarter of 2010.

Gold Sales

Details of gold sales are presented below:

	Q3 2011	Q3 2010	YTD 2011	YTD 2010

Gold sales (ounces)	28,790	28,000	105,776	109,836

Gold sales (000)	$47,191	$34,336	$158,431	$128,481
Less: Pre-production revenues	($2,200)	-	($2,200)	-
Gold sales revenues as reported on	$44,991	$34,336	$156,231	$128,481
Statement of Comprehensive Income (000)

Realized gold price per ounce	$1,639	$1,226	$1,498	$1,170
Average gold price for period (London PM Fix)	$1,702	$1,227	$1,534	$1,178

Gold sales in the third quarter of 2011 were $47.2 million, 37% higher than sales of $34.3 million in the third quarter of 2010. The increase in gold sales is attributable to a 34% increase in the realized gold price per ounce, in addition to a 3% increase in the number of ounces sold. In the third quarter, the Company estimated that $2.2 million of gold sales revenue was derived from the Escondida zone. This revenue was considered to be pre-production revenue and was offset against capitalized Escondida development costs.

The Company generally enters into forward sales contracts in order to match sales contracts with the next expected delivery date. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. The realized gold price per ounce in the third quarter of 2011 was $1,639 or $63 below the average London PM Fix gold price for the period. In early July 2011, the Company entered into contracts to sell expected production in excess of 12,000 ounces at prices between $1,500 and $1,600 per ounce. Actual production in July was significantly lower than budgeted due to cyanide supply

12 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

disruptions. As a result, lower priced gold contracts were deferred into August and September, limiting the Company’s ability to benefit from the higher market price of gold in those months. As at September 30, 2011, the Company did not have any significant derivative activity outstanding related to gold, and is therefore fully leveraged to future changes in the price of gold.

Assessment of Gold Market

The market price of gold continues to exhibit significant volatility. Subsequent to the end of the third quarter of 2011, the spot market gold price had increased to over $1,720 per ounce on November 1, 2011. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $1,250 per ounce.

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	Q3 2011	Q3 2010	YTD 2011	YTD 2010
Gold production (ounces) (1)	33,000	30,200	106,500	110,200
Gold sales (ounces) (2)	28,790	28,000	105,776	109,836

Cash operating costs (000)(3)	$10,474	$8,732	$37,549	$31,236
- Per ounce sold	$382	$312	$360	$284

Royalties (000)(4)	$2,098	$1,685	$7,584	$6,020
Total cash costs (000)(5)	$12,572	$10,417	$45,133	$37,256
- Per ounce sold	$458	$372	$432	$339

Amortization (000)	$4,840	$4,172	$16,543	$14,903
Total production costs (000)(6)	$17,412	$14,589	$61,676	$52,159
- Per ounce sold	$634	$521	$591	$475

- Realized gold price per ounce	$1,639	$1,226	$1,498	$1,170
- Operating cash margin per ounce (7)	$1,181	$854	$1,066	$831

(1)	Reported gold production is subject to final refinery settlement.
(2)

Gold sales (ounces) for Q3 2011 and YTD 2011 includes 1,340 ounces estimated to be have been sold from the Escondida zone. These ounces are excluded for purposes of calculating cash operating costs per ounce sold, total cash costs per ounce sold, total production costs per ounce sold and operating cash margin per ounce.

(3)

“Cash operating costs” is a non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits. “Cash operating costs” is equivalent to mining and processing costs as reported in the Company’s financial statements, which is presented net of inventory adjustments.

(4)	Royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).

Q3 2011 RESULTS

(5)

“Total cash costs” is a non-GAAP measure which includes all “cash operating costs” and royalties. “Total cash costs” is equivalent to mining and processing costs and royalties as reported in the Company’s financial statements.

(6)

“Total production costs” is a non-GAAP measure which includes all “total cash costs”, amortization, and accretion of asset retirement obligations. “Total production costs” is equivalent to mining and processing costs, royalties, amortization and accretion of asset retirement obligations as reported in the Company’s financial statements.

(7)

“Operating cash margin per ounce” is a non-GAAP measure which is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Cash operating costs in the third quarter of 2011 were $382 per ounce of gold, 22% higher than in the third quarter of 2010. On a year-to-date basis, cash operating costs were $360 per ounce, below the low end of the Company’s full year guidance range of $365-$390 per ounce. Cash operating costs per ounce in the third quarter and year-to-date in 2011 were higher relative to the same periods of last year due to lower grades mined, higher input costs as well as the relative strengthening in the value of the Mexican peso compared to the United States dollar. Amortization was $176 per ounce of gold sold in the third quarter of 2011, 18% higher than $149 per ounce in the same period of 2010. The Company made significant capital additions over the past year, which has increased the capital cost base and resulted in higher amortization expense per ounce in 2011.

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty. At gold prices above $400, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at September 30, 2011, the royalty was paid or accrued on approximately 760,000 ounces of applicable gold production. Royalty expense in the third quarter of 2011 of $2.1 million increased 25% from royalty expense of $1.7 million in the same period of 2010, attributable to a higher average market gold price in the quarter compared to the same period of last year.

Exploration

The Company’s accounting policy for exploration costs requires that exploration expenditures that do not meet the criteria for mine development be expensed as incurred. Total exploration spending in the third quarter of 2011 was $4.9 million. Exploration spending in Mexico of $1.3 million was expensed, while $1.4 million was capitalized relating to drilling at El Victor North. In addition, $1.4 million of exploration costs supporting development of Ağı Dağı and Kirazlı was capitalized and $0.8 million was expensed. Comparatively, in the third quarter of 2010, a total of $2.6 million was spent on exploration activities, of which $1.8 million was expensed and $0.8 million related to Turkey was capitalized.

Corporate and Administrative

Corporate and administrative expenses of $2.4 million in the third quarter of 2011 were approximately 34% higher than the $1.8 million incurred in the third quarter of 2010. Higher corporate and administrative costs were primarily the result of higher costs associated with the Company’s administration office in Turkey, higher salary costs associated with new employees in the Toronto head office and costs associated with increased travel.

14 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Stock-based Compensation

Stock-based compensation expense in the third quarter of 2011 was $3 million compared to $4.8 million in the third quarter of 2010. The value of stock-based compensation expense is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity.

In order to promote employee retention, all stock option grants are subject to vesting provisions under which 20% of all stock options granted vest on the date of grant and 20% at each subsequent six-month period. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option.

Stock-based compensation expense for the third quarter of 2011 was lower than in the third quarter of 2010 as a result of no options being granted in the current year period.

Employee Future Benefits

The Company is required to recognize employee future benefit liabilities associated with its Mexican work force. The expense for the third quarter of 2011 was lower than in the prior year period due to changes in assumptions used in the calculation of this provision.

Interest Income

Interest income in the third quarter of 2011 was $0.4 million compared to interest income earned in the third quarter of 2010 of $0.5 million. Interest rates on deposit accounts and short-term investments remain near historically low levels.

Financing Expense

Financing expense includes accretion of the Company’s asset retirement and property acquisition obligation liabilities. The expense for the current period was comparable to the prior year period.

Foreign Exchange Loss

The Company recognized a foreign exchange loss of $1.2 million in the third quarter of 2011 compared to a foreign exchange gain of $0.2 million in the third quarter of 2010. Throughout the third quarter of 2011, the value of the United States dollar strengthened against all of the Company’s operating currencies, including the Mexican peso, Turkish lira and Canadian dollar.

Significant foreign exchange movements in the third quarter of 2011 included a $3.1 million foreign exchange loss on revaluation of the Company’s Canadian-dollar denominated net asset position, which was largely offset by a $2.5 million foreign exchange gain on the Company’s Mexican Peso-denominated net liability position. Revaluation of the Company’s net Turkish lira denominated asset position resulted in an additional $0.6 million foreign exchange loss.

Q3 2011 RESULTS

Income Taxes

Tax expense in the third quarter of 2011 was $14.3 million compared to $3.9 million in the third quarter of 2010. The Single Rate Tax Law (minimum tax) that came into effect in Mexico at the start of 2008 did not contribute to a higher tax expense in 2011, but may in future periods. The Company is cash taxable in Mexico and must calculate and provide for tax instalments on a monthly basis. The Company satisfies its tax liability through periodic instalment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability.

The statutory income tax rate in Mexico for 2011 is 30%. In Canada, the combined federal and provincial statutory income tax rate is 31% in 2011. The effective tax rate for the third quarter of 2011 (calculated as a percentage of earnings before income tax) was 72%, substantially higher than the statutory rate. In the third quarter of 2011, the Company recorded a $7 million non-cash deferred tax expense to recognize the impact of foreign exchange movements on temporary tax differences associated with foreign currency denominated non-monetary assets and liabilities. This adjustment is required under IFRS and resulted in a material expense as both the Mexican peso and the Turkish lira weakened significantly in the third quarter. The Company expects the effective tax rate to continue to fluctuate in periods of significant change to Mexican peso and/or Turkish lira foreign exchange rates. The effective tax rate results from a number of factors, many of which are difficult to forecast.

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011(2)
	CDN GAAP	IFRS(1)
Gold production (ounces)	48,000	41,600	38,400	30,200	45,800	37,500	36,000	33,000

Gold sales (ounces)	49,145	42,148	39,688	28,000	44,507	39,186	37,800	28,790

Gold sales ($000)	52,649	46,651	47,494	34,336	60,791	54,376	56,864	47,191

Earnings from operations ($000)	25,605	22,041	18,624	11,331	28,058	25,245	25,231	20,038

Earnings ($000)	20,081	15,525	9,474	20,472	18,333	17,857	15,494	5.436
Earnings ($ per share) – basic/diluted	0.18	0.14 / 0.13	0.08	0.18 / 0.17	0.16	0.15	0.13	0.05

(1)	The amounts reported for Q1 2010 to Q4 2010 were adjusted from CDN GAAP to conform to IFRS.
(2)

Gold sales (ounces) for the third quarter include 1,340 ounces from the Escondida zone. Accordingly, gold sales of $47,191,000 include $2,200,000 of revenue from the sale of Escondida ounces which is considered to be pre-production revenue and is offset against Escondida development costs.

Gold sales revenues generally trended higher over the past eight quarters as the Company has benefited from rising gold prices. Higher realized gold prices and gold sales have resulted in generally improved financial results. Gold production in the first and fourth quarters are generally higher than in the second and third quarters of the year, which can be adversely affected by weather-related production issues. The third quarter rainy season in northwestern

16 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Mexico adversely impacted gold production, sales and operating results in 2011 and 2010. Seasonal conditions could continue to impact production and financial results in future years if rainfall is significantly different from seasonal averages.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and deferred tax liabilities, some of which are denominated in Canadian dollars (“CAD”), Mexican pesos (“MXN”) and Turkish Lira (“TRL”). The Company is exposed to financial gains or losses as a result of foreign exchange movements against the United States dollar (“USD”).

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments which provide a revised rate of interest upon maturity. At September 30, 2011, the majority of the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity of greater than 90 days.

The majority of the Company’s cash balances are held in United States dollars. However, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TRL. At September 30, 2011, the Company had entered into certain derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates.

The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash and investment balances, which are not fully offset by CAD-denominated liabilities. As a result, the Company has entered into forward foreign currency contracts in order to reduce its exposure to changes in the value of the CAD compared to the USD. In the third quarter of 2011, the weakening of the CAD resulted in a $3.1 million foreign exchange loss. The mark-to-market gain associated with the Company’s forward foreign currency contracts was $0.6 million for the three-months ended September 30, 2011, and is classified within other income.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and future tax liability balances. For the three-months ended September 30, 2011, the Company’s net MXN-denominated liability position resulted in a foreign exchange gain on revaluation of approximately $2.5 million.

At September 30, 2011 the Company’s TRL-denominated net monetary assets consist of approximately $5 million in TRL-denominated cash and short-term investments, in addition to value-added tax (“VAT“) receivables. This exposure contributed to a $0.6 million foreign exchange loss for the quarter due to the weakening of the TRL compared to the USD during the period.

Q3 2011 RESULTS

Liquidity and Capital Resources

At September 30, 2011, the Company had $207.6 million in cash and cash equivalents and short-term investments compared to $188.2 million at December 31, 2010. The increase in total cash and cash equivalents and short-term investments of $19.4 million reflects positive cash flows from operations and financing activities offset primarily by capital spending in Mexico and Turkey. Significant cash in-flows in 2011 included $69.3 million cash provided by operating activities, $21 million cash proceeds on exercise of options and $0.9 million on proceeds from the sale of equipment. Significant cash out-flows in 2011 included $41.5 million of capital and exploration expenditures in Mexico and Turkey, $6.5 million in purchases of available for sale securities, $16.2 million in contractor advances and $5.8 million in the payment of dividends. The Company’s working capital surplus increased to $251 million at September 30, 2011 from $214.6 million at December 31, 2010.

The Company has significant budgeted capital and exploration expenditures in both Mexico and Turkey for the remainder of 2011. In addition to expansion activities at its operations in Mexico, the Company expects to invest significantly in exploration and development activities at its projects in Turkey over the next several years, which the Company expects to be able to finance from a combination of existing cash balances and operating cash flows. Finally, the Company continues to evaluate its dividend policy with the objective of continuing to maximize shareholder returns.

Conversion to International Financial Reporting Standards (“IFRS”)

Effective February 2008, the Accounting Standards Board announced that publicly accountable entities would be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for periods beginning on or after January 1, 2011. The transition date of January 1, 2010 required the restatement into IFRS for comparative purposes of amounts previously reported under Canadian GAAP by the Company for the year ended December 31, 2010, including a revised opening balance sheet as at January 1, 2010.

IFRS is based on a conceptual framework that is similar to Canadian GAAP, however, significant differences exist in certain areas of recognition, measurement and disclosure. While the adoption of IFRS did not have a material impact on reported cash flows, it did have a material impact on the statements of financial position and statements of comprehensive income. The impact of these differences on the January 1, 2010 opening statement of financial position, as well as the September 30, 2010 and December 31, 2010 statements of financial position have been disclosed in the interim consolidated financial statements. In addition, the impact of these differences on the statements of comprehensive income for the period ended September 30, 2010 and year ended December 31, 2010 have been disclosed in the condensed interim consolidated financial statements.

18 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Impact of IFRS on Financial Position

The following is a discussion of the accounting standards that had a significant financial statement impact on the Company’s opening statement of financial position.

1)	IFRS 1, First-Time Adoption of IFRS:

Significant adjustments required on transition to IFRS were made, retrospectively, to opening retained earnings as at January 1, 2010, the date of the first comparative balance sheet presented under IFRS. However, IFRS 1 provides entities adopting IFRS for the first time a number of optional exemptions and mandatory exemptions, in certain areas, to the general requirement for full retrospective application of IFRS on the date of transition. The following are the optional exemptions which the Company elected:

•	Business combination election – The election allows the Company to adopt IFRS 3(R) prospectively from the date of transition.

•

Fair value or revaluation as deemed cost election – The election allowed the Company to record certain items of property, plant and equipment at fair value at the date of transition. The Company obtained independent fair value appraisals for its mobile equipment fleet and identified certain differences between the carrying value and fair value which reduced retained earnings and the related carrying values of mineral property, plant and equipment by approximately $1 million (net of tax) as at the transition date.

•	Share-based payments election – The election enabled the Company to adopt IFRS 2 for unvested options at the date of transition to IFRS.

•

Decommissioning liabilities included in the cost of mineral property, plant and equipment – This election enabled the Company to apply a simplified approach to the determination of the corresponding asset balance relating to decommissioning liabilities at the date of transition. Due to changes in the discount rate applied to expected future cash out-flows, the adjustment decreased the decommissioning liability by $0.3 million, with a corresponding decrease to the related asset of approximately $0.3 million.

•

Borrowing costs – This election enabled the Company to not have to retrospectively restate balances relating to the implementation requirements of IAS 23(R), as a first-time adopter is able to apply the transitional provisions from the later of January 1, 2009 or the transition date.

2)	IAS 37, Provisions – Differences between Canadian GAAP and IFRS with respect to the discounting calculation and discount rates applied to future asset retirement costs were noted, however, the impact on the Company’s property acquisition liability was not material.

3)	IFRS 2, Share-based payments – As a result of the adoption of IFRS, the Company changed the methodology used to calculate stock option forfeitures and the calculation of graded vesting for compensation expense. Based on the IFRS 1 election discussed above, the transition date adjustment resulted in a reduction of retained earnings of approximately $3.0 million, with a corresponding increase to contributed surplus.

4)	IFRS 6, Exploration costs – The Company’s policy under Canadian GAAP requires that exploration and evaluation costs be capitalized when the properties are identified as having development potential, as evidenced by a positive economic analysis of the project. There was no impact on transition as a result of the IFRS 6 accounting policies elected, other than reclassifications on the statement of financial position.

Q3 2011 RESULTS

5)	IAS 12, Income Taxes – A key difference exists in that a deferred tax liability is recognized under IFRS for a temporary difference, except to the extent the deferred tax liability arises from:

a.	The initial recognition of goodwill; or

b.	The initial recognition of an asset or liability in a transaction that is not a business combination; and at the time of the transaction, affects neither accounting profit nor taxable profit (i.e. an asset acquisition).

The Company identified differences for certain transactions in which deferred tax liabilities were recognized under Canadian GAAP. The adjustment reduced the future tax liability by $2.7 million, reduced mineral property, plant and equipment balances by approximately $3.0 million, and decreased opening retained earnings by $0.3 million, as at the transition date.

IAS 12, Income Taxes – A key difference has been identified in that a deferred tax liability is recognized under IFRS for a temporary difference caused by changes in the exchange rate of non-monetary assets and liabilities settled in a foreign currency. Differences existed, given that Canadian GAAP prohibited recognition of deferred tax liabilities for foreign currency changes. The adjustment increased the future tax liability balance by approximately $5.4 million as at the transition date, with a corresponding decrease to opening retained earnings.

Impact of IFRS on Statements of Comprehensive Income

The following is a discussion of the accounting standards that had a significant financial statement impact on the Company’s comparative statements of comprehensive income for the period ended September 30, 2010 and year ended December 31, 2010.

1)	Mineral property, plant and equipment – Due to the adjustments to the provision for decommissioning liabilities and the adjustment for the deemed cost election discussed above, the cost of property plant and equipment is different in accordance with IFRS than in accordance with Canadian GAAP. As a result, even though amortization is calculated in the same manner, the amount of amortization expense differs by $0.3 million for the year ended December 31, 2010.

2)	Share-based payments – The effect of applying IFRS 2 was an increase to stock based compensation expense by $3.0 million for the year ended December 31, 2010, with an offsetting adjustment to contributed surplus.

3)	Provision for decommissioning liabilities – The effect was an increase in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to decommissioning liability.

4)	Provision for property acquisition obligations – The effect was a decrease in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to the property acquisition obligation.

5)	Deferred tax liability – The effect was a reduction of the deferred income tax liability balance of $2.7 million as at January 1, 2010, with an offsetting adjustment to mineral property, plant and equipment of $2.9 million and opening retained earnings of $0.2 million. In addition, in 2010, mineral property, plant and equipment and deferred income taxes were reduced by $17.7 million, as well as foreign exchange loss and deferred income tax expense increased by a total of $1.9 million for the year ended December 31, 2010, with an offsetting adjustment to increase the deferred income tax liability.

20 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

6)	Deferred tax asset/liability – The effect was an increase in deferred income tax liability by $5.4 million as at January 1, 2010, with an offsetting adjustment to opening retained earnings. In addition, the effect was a decrease in deferred income tax expense by $2.5 million for the year ended December 31, 2010, with an offsetting adjustment to deferred income tax liability.

7)	Available-for-sale financial assets – For available-for-sale financial assets, foreign exchange amounts arising from translation of the assets are recorded in other comprehensive income, resulting in an adjustment to foreign exchange gain of $0.4 million for the year ended December 31, 2010, with an offsetting adjustment to comprehensive income.

Internal Control over Financial Reporting

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at September 30, 2011.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2011 and have concluded that these controls and procedures are effective.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Commitments

Contractual obligations exist with respect to royalties; however gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price. Based on the current gold price and rates of production, royalty expense is expected to be in the range of $2.5 to $3.5 million per quarter.

The Company has signed relocation contracts with certain property owners and possessors in the town of Mulatos. In addition, negotiations for surface rights with respect to the La Yaqui and Cerro Pelon development properties are ongoing. Negotiation efforts are currently focused on resolving differences in price expectations between the Company and various counterparties.

During the second quarter of 2008, the Company entered into a land purchase agreement with certain landowners. Pursuant to the land purchase agreement, the Company made a payment of $1,250,000 in order to secure temporary occupation rights to specified land. An additional payment of $1,000,000 based on current exchange rates is payable once the land has been vacated and is transferred to the Company, which has not been accrued as at September 30, 2011. The probability and timing of this additional payment is currently unknown to the Company.

Q3 2011 RESULTS

During 2010, the Company received notice that the Mulatos Ejido had filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. The Company has received a legal opinion that the action is without merit. Preliminary hearings are being held, and the matter remains unresolved by the Court at this time. The Company is committed to completing the agreement based on the original terms. The land purchase agreement does not affect current mining operations of the Company.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

November 1, 2011
Common shares
- Common shares outstanding	118,280,908

Stock options
- Average exercise price CAD$12.98; approximately 58% vested	6,658,000

Total	124,938,908

Outlook

The Company is on track to achieve its full year 2011 production guidance of between 145,000 and 160,000 ounces of production at a cash operating cost (exclusive of the 5% royalty) of between $365 and $390 per ounce. Mining operations are currently achieving or exceeding budgeted levels. Crusher throughput in the month of October 2011 reached record levels of 500,000 tonnes crushed (average 16,100 tonnes per day). In addition, the Company produced 15,000 ounces of gold in the month of October, bringing year-to-date production to 121,500 ounces.

Development of the high-grade Escondida zone and construction of the gravity plant to process high-grade ore is on schedule with planned production in the first quarter of 2012. Gold production in 2012 is expected to exceed 200,000 ounces with the addition of high-grade production from Escondida. Metallurgical testing conducted in 2011 has demonstrated that high-grade ore at San Carlos is amenable to gravity processing, potentially doubling the amount of feed available for the gravity plant. As a result, the Company anticipates that it will be able to extend the processing life of the gravity plant beyond the current three year reserve life of Escondida. Further optimization and metallurgical studies are underway in order to increase the amount of high grade ore that can be processed through the gravity plant.

22 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The Company has demonstrated exploration success at its Ağı Dağı and Kirazlı projects in northwestern Turkey, with measured and indicated resources more than doubling since the Company acquired the projects in early 2010. In addition, the Çamyurt exploration project has the potential to increase resources further and to materially contribute to the Company’s production profile growth in Turkey.

Given the significant increase to measured and indicated resources at Ağı Dağı and Kirazlı, and in consideration of the development potential of the Çamyurt project, the Company has postponed the release of its preliminary feasibility study to the second quarter of 2012 in order to incorporate the additional resources and accommodate the revised scope of the projects. The Company believes that the revised combined production profile of Ağı Dağı and Kirazlı could result in annual production rates in Turkey that are substantially higher than initially reported in the Scoping Study of 135,000 ounces per annum over an expected 8-year mine life.

The EIA approval process has commenced for the Company’s projects in Turkey, with the submission of a draft EIA application file for the Ağı Dağı project in August 2011. The relevant authorities responded to the draft EIA on September 30, 2011 with the terms of reference that are required to be addressed in the final EIA. The Company has up to one year to submit the final EIA, at which point the Turkish government has approximately one month to provide a definitive response. The Company expects to complete and submit the final EIA for Ağı Dağı in the second quarter of 2012, and that permitting will commence in the third quarter of 2012. Permitting and construction for Ağı Dağı is now expected to take up to 18 months. The draft EIA application file for Kirazlı is complete and is expected to be submitted in the fourth quarter of 2011. In addition, the Company is in the process of completing a draft EIA application file for the Çamyurt project.

Future accounting pronouncements

The following are new pronouncements approved by the International Accounting Standards Board (“IASB”). The following new Standards and Interpretations are not yet effective and have not been applied in preparing these financial statements, however, may impact future periods.

(i) IFRS 9 Financial Instruments was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its financial instruments.

(ii) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this Standard earlier, it shall also apply IFRS 11, IFRS 12, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 10 has not yet been determined.

Q3 2011 RESULTS

(iii) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this Standard earlier, it needs not to apply IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect the amendments to have a material impact on the financial statements, because of the nature of the Company’s interests in other entities.

(iv) IFRS 13 Fair Value Measurement was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

(v) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. IAS 1 should be applied retrospectively, but early adoption is permitted. The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the profit or loss and other comprehensive income in two statements has remained unchanged. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

24 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

(vi) IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine was issued in October 2011, and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRIC 20 sets out the criteria for the capitalization of production stripping costs to non-current assets, and states that the stripping activity is recognized as a component of the larger asset to which it relates. In addition, IFRIC 20 requires companies to ensure that capitalized costs are amortized over the useful life of the component of the ore body to which access has been improved due to the stripping activity. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

Risk Factors and Uncertainties

The Company is subject to various financial and operational risks that could have a significant impact on its profitability and levels of operating cash flow, and could cause such future business, operations, and financial condition to differ materially from the forward-looking information contained in this MD&A and described in the Forward-Looking Statements section below. For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s MD&A as at December 31, 2010 and Annual Information Form filed at www.sedar.com.

Forward-Looking Statements

Except for historical information contained in this management’s discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

This MD&A contains forward-looking statements concerning the Company’s plans for its properties and other matters within the meaning of Section 21E of the Securities Exchange Act of the United States. Forward-looking statements include, but are not limited to: statements with respect to anticipated commencement dates of mining expansions; potential expansion costs; operations; projected quantities of future metal production; anticipated production rates and mine life; operating efficiencies; costs and expenditures and conversion of mineral resources to proven and probable reserves; and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Exploration results that include geophysics, sampling and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Q3 2011 RESULTS

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The Company has made projections of its annual production and operating costs based on an annual budget which incorporates assumptions based on mining in sequence its mineral reserves at projected rates of tonnes and grade, assessing probable costs for mining and processing activities, projecting reasonable foreign exchange rates and achieving indicated rates of gold recovery derived from laboratory testing and historical experience. These assumptions are considered reasonable in the circumstances, but may be subject to change as additional information becomes available.

Cautionary Non-GAAP Statements

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure which could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” is a non-GAAP performance measure which could provide an indication of the mining and processing efficiency and effectiveness at the Mine. It is determined by dividing the relevant mining and processing costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

26 | ALAMOS GOLD INC